

SEC 11017478 ..N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2010_____ AND ENDING____12/31/2010_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Curian Clearing LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
                                        (No. and Street)

Denver, Colorado 80237
                (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Mashell M Petersen   **720-489-6433**
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
                (Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant
☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Mashell M Petersen_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Curian_____Clearing_____LLC_____ , as of__December__31,_____2010__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_Vice President & Controller_____
Title

_____
_   Notary Public

This report ** contains (check all applicable boxes):
☒(a) Facing Page.
☒(b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	12,713,269
Cash segregated under federal regulations		54,457,982
Receivable from customers		217,008
Receivable from noncustomers		154,863
Receivable from affiliates		1,044,456
Marketable securities owned, at market		151,379
Deposits with clearing organizations		2,010,000
Prepaid and other assets		422,238
Total assets	$	71,171,195

Liabilities and Member's Equity

Liabilities:		
Payable to customers	$	39,800,482
Customer drafts outstanding		9,405,976
Accounts payable and other accrued expenses		1,869,615
Fails to receive		92,936
Payable to affiliates		759,513
Total liabilities		51,928,522
Member's equity:		
Capital contribution		22,632,837
Accumulated deficit		(3,390,164)
Total member's equity		19,242,673
Total liabilities and member's equity	$	71,171,195

See accompanying notes to financial statement.

(1) Organization and Significant Accounting Policies

(a) Organization

Curian Clearing LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson), which has provided all of the funding for the Company's start-up operations. Jackson in turn is an indirect, wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation or liability of the Company, except to the extent expressly assumed. Management believes that Jackson will continue to provide equity funding for the Company's operations through at least January 1, 2012 if needed.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company provides clearing operations to clear transactions for Curian Capital, LLC (Capital), an affiliated company.

(b) Basis of Presentation

The accompanying statement of financial condition has been prepared using the accrual method of accounting. Proprietary securities transactions and customers' securities transactions are reported on a settlement date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Cash Segregated under Federal Regulations

Cash of $54,457,982 has been segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3. The amount in the reserve bank accounts on December 31, 2010, including the subsequent day's withdrawal, was $205,086 in excess of the required deposit of $49,088,896.

(Continued)

(e)   *Marketable Securities*

The Company owns marketable equity securities, which are classified as trading securities for financial reporting purposes. The securities are valued at market value based upon exchange quoted prices.

(f)   *Fails to Receive*

Fails to receive represents the amount of money owed for the purchase price of securities which have been purchased but which were not received on the settlement date for the trades. This liability will be paid when the securities are received by the Company.

(g)   *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h)   *Income Taxes*

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for United States federal or state income taxes in the accompanying financial statements. If the Company had been a separate taxable entity, it would have recorded a tax benefit of approximately $950,000 for the year ended December 31, 2010. The difference from the expected tax expense of approximately $3.75 million based on an effective 40% federal and state tax rate is due to the reversal of a previously recorded valuation allowance related to deferred tax assets.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's statement of financial position to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions on the results of operations of the Company for the year ended December 31, 2010. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2007.

(Continued)

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2010, the Company had net capital of $17,075,187, which was $16,825,187 in excess of its requirement.

(3) Related-Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of Jackson as well as a cost allocation plan with Capital. Under the allocation plans, operating expenses are allocated between the subsidiaries of Jackson, and between the Company and Capital, based on applicable criteria as defined in the plans. Because of these agreements, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. For the year ended December 31, 2010, $13,090,835 of expenses were charged to the Company under the plans.

The Company has entered into a $30,000,000 Unsecured Revolving Pay-In-Kind Note (the Note) with Jackson through April 30, 2015 that allows the Company to borrow amounts as needed in minimum increments of $100,000. The Note carries a commitment fee of 0.10% per annum and interest on any outstanding borrowings at LIBOR plus 2.00% per annum. At December 31, 2010, the Company did not have any outstanding borrowings under the Note.

(4) Regulatory Pronouncements

In October 2003, the FINRA issued Notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the SEC Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation plans referred to in note 3.

(5) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 23, 2011, the date the statement of financial condition was available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.



CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm
Thereon)

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2011
WASH. D.C.
211
SECTION



KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202-3499

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Curian Clearing LLC:

We have audited the accompanying statement of financial condition of Curian Clearing LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Curian Clearing LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado
February 23, 2011

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.